EXHIBIT 99.1

NEWS RELEASE

Dennis S. Hudson, III

President and Chief Executive Officer

Seacoast Banking Corporation of Florida

(772) 288-6086

William R. Hahl

Executive Vice President/

Chief Financial Officer

 (772) 221-2825

Table of Contents

    SEACOAST REPORTS SECOND QUARTER EARNINGS INCREASE
      FINANCIAL   HIGHLIGHTS

SEACOAST REPORTS SECOND QUARTER EARNINGS INCREASE

STUART, FL., July 26, 2004 – Seacoast Banking Corporation of Florida (NASDAQ-NMS:  SBCF), a bank holding company whose principal subsidiary is First National Bank and Trust Company of the Treasure Coast, today announced 2004 second quarter net income of $3.886 million or $0.25 diluted earnings per share (“DEPS”), up 9.5 percent compared to the $3.550 million or $0.23 DEPS in the year-ago quarter.  For the first six months, net income totaled $7.511 million, or $0.48 DEPS, an increase of 10.9 percent compared to $6.773 million and $0.43 DEPS earned in 2003.

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“Over the past year we began implementing an expansion of new offices and personnel.  The improved growth in assets, loans and deposits is beginning to prove our expansion successful. In addition, the change in loan mix, which began over two years ago, from long-term fixed rate residential lending to shorter term higher yield commercial and consumer lending, has combined to produce higher total revenues and reduced exposure to rising interest rates.” said Dennis S. Hudson, III, President and Chief Executive Officer.  “Overshadowing the improvements this quarter, however, are the prospects for future growth and the attractive demographics of our markets, which should bring continued growth in earnings, loans and deposits.  The current and future business conditions in the company’s markets remain exceptional.”

Highlights for the quarter include the following:

•

Assets, loans and deposits at the end of the second quarter increased 8.2 percent, 21.2 percent and 10.5 percent, respectively, over the prior year; assets totaled $1.428 billion, loans totaled $789.3 million and deposits totaled $1.188 billion at June 30, 2004;

•

Total revenues (net interest income and noninterest income combined) totaled $17.9 million, up 13.5 percent on an annualized basis from the first quarter;

•

Net interest income gained 12.1 percent on an annualized basis over the first quarter and was up $2.1 million or 19.0 percent over prior year’s second quarter.  For the first six months of 2004, net interest income increased 15.0 percent over the prior year;

•

Total noninterest income (excluding securities gains and losses) grew an annualized 17.5 percent during the second quarter with improved income from marine finance fees and debit card transaction fees.  Marine loan originations increased $11.7 million or 28.9 percent over the first quarter 2004;

•

Residential loan production was $72 million for the quarter and $124 million for the first six months, compared to $68 million and $153 million for the same periods in 2003, respectively.  Revenues from mortgage banking in 2004 have been in line with expectations, but lower than a year ago, as the majority of mortgage originations have been adjustable rate products which have been retained in the loan portfolio;

•

Seacoast Marine originated a total of $52 million in loans for the second quarter with total fees of $994,000, up 15.7 percent when compared to $859,000 for the same period in 2003.

•

The solid earnings performance over the last year has maintained the Company’s strong capital position with an average equity to asset ratio of 7.81 percent and an increase in book value per share from $6.63 to $6.77.

•

For the three months ended June 30, 2004, reported return on average assets was 1.11 percent, and return on total average equity was 14.39 percent.

Nonperforming assets decreased $681,000 from a year ago to $2.6 million or 0.32 percent of loans and other real estate owned outstanding at June 30, 2004. Net charge-offs were $17,000 for the first six months of 2004 compared to $715,000 for same period for 2003.  The allowance for loan losses totaled $6.4 million and represented 0.82 percent of loans, compared to 0.94 percent in the prior year.  The Company’s net charge-offs and nonperforming asset levels have historically been much better than industry averages.  The Company’s historically low charge-offs and exceptional and improving credit measures mitigated the required addition to the allowance for loan losses due to loan growth.  The Company’s current reserve coverage of nonperforming assets is 251 percent compared to 190 percent at June 30, 2003.  Management believes that its credit underwriting systems and processes have remained effective and expects all measures of credit quality to remain strong and stable.  Therefore, the provision charged to operations for the first six months has been minimal, absent a required component for higher historical loan losses.

Fully taxable net interest income for the second quarter 2004 was $13.3 million, up 19 percent from the same period a year earlier.  The net interest margin for the quarter was 4.00 percent, compared to 3.98 percent last quarter, and 3.63 percent in the second quarter 2003.  The improvement in net interest income and the margin was achieved by a continuation of strong loan and deposit growth and benefited from the planned changes in loan mix.

The expansion into Palm Beach has added to the Company’s overall commercial and commercial real estate lending capabilities over the last twelve months.  Commercial and commercial real estate loans originated exceeded $147 million for the first six months of 2004 compared to $82 million for the same period in 2003. A total of $43 million of fixed rate residential mortgage loans was closed in the first half of 2004 and approximately $41 million was sold in the secondary market.  The growth in shorter duration commercial and consumer loans, combined with the sale of long term fixed rate 1-4 family loans, has improved the mix of the loan portfolio.  At June 30, 2004, the loan portfolio was comprised of:  28 percent residential real estate mortgage loans, 47 percent commercial real estate, 6 percent commercial and industrial loans, and 19 percent consumer loans.

The combination of favorable economic conditions and the expansion into Palm Beach County   should have greater impact on loan and deposit growth as the year progresses.  Two additional branch locations are scheduled to open in late 2004 or early 2005.  Average loans increased $31.8 million in the second quarter 2004 or 4.4 percent, compared with an increase of $41.0 million or 5.9 percent during the first quarter of 2004.  Average interest bearing deposit costs declined 7 basis points in the second quarter to 1.24 percent, and average interest bearing deposits increased by $29.6 million or 3.3 percent (13.2 percent annualized).  Average demand deposits rose $56.0 million or 28.5 percent at quarter-end compared to a year ago, and now represent 21.4 percent of total deposits compared to 18.3 percent a year earlier.

Brokerage commissions and fees totaled $671,000 for the second quarter, an improvement over the $586,000 earned in the prior year’s second quarter.  For the first six months of 2004, brokerage commissions and fees totaled $1.4 million, 37.8 percent higher than 2003’s first six months.  Trust revenues were $517,000 for the second quarter, compared to the prior year’s results of $527,000, and stood at $1,055,000 at June 30, 2004, compared to $1,051,000 for the first six months of 2003.

Noninterest expenses totaled $11.6 million, in-line with the first quarter results and the Company’s expectations.  Noninterest expenses increased 6.8 percent for the first six months of 2004 when compared to 2003.  The higher quarterly and six month expenses are associated with additional resources needed as a result of expanded market presence and incentive compensation tied to the Company’s improved performance.  The Company’s overhead ratio for the second quarter was 65.3 percent and 65.9 percent for the first six months.

Seacoast will host a conference call on July 26, 2004 at 9:30 a.m. (Eastern Time) to discuss the earnings results and business trends.  Investors may call in by dialing 888-639-6218 (passcode: 524179; leader:  Dennis S. Hudson, III).  A replay of the call will be available beginning the afternoon of July 26 by dialing 866-219-1444 (domestic), using the passcode 524179.

Seacoast Banking Corporation of Florida has approximately $1.4 billion in assets.  It is one of the largest independent commercial banking organizations in Florida, headquartered on Florida’s Treasure Coast, one of the wealthiest and fastest growing areas in the nation.

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance or achievements of Seacoast Banking Corporation of Florida ("Seacoast" or the "Company") to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. You should not expect us to update any forward-looking statements.

You can identify these forward-looking statements through our use of words such as “may", "will", "anticipate", “assume”, "should", “indicate”, "would", "believe", "contemplate", "expect", "estimate", "continue", “point to”, “project”, "could", "intend" or other similar words and expressions of the future.  These forward-looking statements may not be realized due to a variety of factors, including, without limitation: the effects of future economic conditions; governmental monetary and fiscal policies, as well as legislative and regulatory changes; the risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities; interest rate risks and sensitivities; the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in the Company's market area and elsewhere, including institutions operating regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone, computer and the Internet; the failure of assumptions underlying the establishment of reserves for possible loan losses, and the risks of mergers and acquisitions, including, without limitation, the related costs, including integrating operations as part of these transactions, and the failure to achieve the expected gains, revenue growth and/or expense savings from such transactions.

All written or oral forward looking statements attributable to the Company are expressly qualified in their entirety by this Cautionary Notice including, without limitation, those risks and uncertainties, described in the Company's annual report on Form 10-K for the year ended December 31, 2003 under “Special Cautionary Notice Regarding Forward Looking Statements”, and otherwise in the Company's SEC reports and filings.  Such reports are available upon request from Seacoast, or from the Securities and Exchange Commission, including the SEC’s website at http://www.sec.gov.

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FINANCIAL HIGHLIGHTS	(Unaudited)
SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES

Three Months Ended			Six Months Ended
(Dollars in thousands,	June 30,		June 30,
except per share data)	2004	2003	2004	2003
Summary of Earnings
Net income	$ 3,886	$ 3,550	$ 7,511	$ 6,773
Net interest income (1)	13,324	11,198	26,256	22,837

Performance Ratios
Return on average assets (2), (3)	1.11%	1.09%	1.09%	1.06%
Return on average
shareholders' equity (2), (3)	14.39	14.08	13.93	13.58
Net interest margin (1), (2)	4.00	3.63	4.00	3.76

Per Share Data (A)
Net income diluted	$ 0.25	$ 0.23	$ 0.48	$ 0.43
Net income basic	0.25	0.23	0.49	0.44
Cash dividends declared	0.13	0.10	0.26	0.20

		June 30,		Increase/
		2004	2003	(Decrease)
Credit Analysis
Net charge-offs year-to-date		$ 17	$ 715	(97.6)%
Net charge-offs to average loans		--%	0.21%	(100.0)
Loan loss provision year-to-date		300	--	n/m
Allowance to loans at end of period		0.82%	0.94%	(12.8)
Nonperforming assets		$ 2,557	$ 3,238	(21.0)
Nonperforming assets to loans and other
real estate owned at end of period		0.32%	0.50%	(36.0)

Selected Financial Data
Total assets		$ 1,428,109	$ 1,320,151	8.2
Securities – Trading (at fair value)		1,080	10,949	(90.1)
Securities – Available for sale (at fair value)		477,754	463,848	3.0
Securities – Held for investment (at amortized cost)		76,656	113,720	(32.6)
Net loans		782,901	645,380	21.3
Deposits		1,188,165	1,075,252	10.5
Shareholders' equity		104,713	101,570	3.1
Book value per share (A)		6.77	6.63	2.1
Tangible book value per share (A)		6.59	6.43	2.5
Average shareholders' equity
to average assets		7.81%	7.77%	0.5

(A)  Reflects 10% stock dividend paid as a stock split effective August 1, 2003.

(1)  Calculated on a fully taxable equivalent basis using amortized cost.

(2)  These ratios are stated on an annualized basis and are not necessarily indicative of future periods.

(3) The calculation of ROA and ROE do not include the mark-to-market unrealized gains (losses) because the unrealized gains (losses) are not included in net income.

n/m = not meaningful

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(Dollars in thousands, except per share data)	2004	2003	2004	2003

Interest on securities:
Taxable	$4,742	$3,716	$9,256	$7,749
Nontaxable	28	40	56	81
Interest and fees on loans	11,829	11,702	23,532	23,684
Interest on federal funds sold	27	20	63	41
Total Interest Income	16,626	15,478	32,907	31,555

Interest on deposits	907	864	1,675	1,767
Interest on time certificates	1,957	2,596	4,100	5,297
Interest on borrowed money	470	857	942	1,730
Total Interest Expense	3,334	4,317	6,717	8,794

Net Interest Income	13,292	11,161	26,190	22,761
Provision for loan losses	150	0	300	0
Net Interest Income After Provision for Loan Losses	13,142	11,161	25,890	22,761

Noninterest income:
Service charges on deposit accounts	1,094	1,202	2,201	2,419
Trust income	517	527	1,055	1,051
Mortgage banking fees	472	1,223	954	2,861
Brokerage commissions and fees	671	586	1,386	1,006
Marine finance fees	994	859	1,757	1,666
Debit card income	351	320	649	609
Other deposit based EFT fees	117	105	245	221
Other income	314	368	623	728
	4,530	5,190	8,870	10,561
Securities gains (losses)	(46)	(11)	10	(1,168)
Total Noninterest Income	4,484	5,179	8,880	9,393

Noninterest expenses:
Salaries and wages	4,609	4,273	9,108	8,432
Employee benefits	1,216	1,212	2,663	2,428
Outsourced data processing	1,484	1,315	2,885	2,601
Occupancy expense	1,046	976	2,122	1,970
Furniture and equipment expense	497	427	980	926
Marketing expense	603	518	1,253	1,068
Legal and professional fees	372	370	662	778
FDIC assessments	43	41	84	82
Amortization of intangibles	0	63	0	126
Other expense	1,750	1,610	3,390	3,269
Total Noninterest Expenses	11,620	10,805	23,147	21,680

Income Before Income Taxes	6,006	5,535	11,623	10,474
Provision for income taxes	2,120	1,985	4,112	3,701

Net Income	$3,886	$3,550	$7,511	$6,773

Per share common stock (A):
Net income diluted	$0.25	$0.23	$0.48	$0.43
Net income basic	0.25	0.23	0.49	0.44
Cash dividends declared	0.13	0.10	0.26	0.20

Average diluted shares outstanding	15,737,475	15,640,582	15,789,999	15,657,015
Average basic shares outstanding	15,331,382	15,325,412	15,381,266	15,320,819

(A)  Reflects 10% stock dividend paid as a stock split effective August 1, 2003.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)
SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES

	June 30,	December 31,	June 30,
(Dollars in thousands)	2004	2003	2003

Assets
Cash and due from banks	$48,633	$44,928	$37,522

Federal funds sold and interest bearing deposits	257	255	254

Securities:
Trading (at fair value)	1,080	--	10,949
Available for sale (at fair value)	477,754	484,223	463,848
Held for sale (at amortized cost)	76,656	80,866	113,720
Total Securities	555,490	565,089	588,517

Loans sold and available for sale	3,901	5,403	13,675

Loans	789,344	708,792	651,491
Less: Allowance for loan losses	(6,443)	(6,160)	(6,111)
Net Loans	782,901	702,632	645,380

Bank premises and equipment	18,119	16,847	16,748
Other real estate owned	1,913	1,954	50
Other assets	16,895	16,715	18,005
	$1,428,109	$1,353,823	$1,320,151

Liabilities and Shareholders’ Equity
Liabilities
Deposits
Demand deposits (noninterest bearing)	$251,775	$233,087	$204,599
Savings deposits	587,539	527,400	497,930
Other time deposits	245,515	262,904	278,281
Time certificates of $100,000 or more	103,336	106,251	94,442
Total Deposits	1,188,165	1,129,642	1,075,252

Federal funds purchased and securities sold under agreements to repurchase, maturing within 30 days	78,829	74,158	71,919
Other borrowings	39,781	40,000	65,000
Other liabilities	16,621	5,939	6,410
	1,323,396	1,249,739	1,218,581

Shareholders' Equity
Preferred stock	--	--	--
Common stock	1,710	1,710	1,710
Additional paid in capital	26,911	26,911	26,839
Retained earnings	98,826	95,336	92,489
Restricted stock awards	(2,478)	(1,947)	--
Treasury stock	(16,258)	(15,350)	(17,800)
	108,711	106,660	103,238
Other comprehensive income (loss)	(3,998)	(2,576)	(1,668)
Total Shareholders’ Equity	104,713	104,084	101,570
	$1,428,109	$1,353,823	$1,320,151

Common Shares Outstanding	15,463,808	15,503,626	15,328,669

Note:  The balance sheet at December 31, 2003 has been derived from the audited financial statements at that date.

CONSOLIDATED QUARTERLY FINANCIAL DATA (Unaudited)
SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES

	Quarters
	2004		2003		Last 12
(Dollars in thousands, except per share data)	Second	First	Fourth	Third	Months

Operating Ratios
Return on average assets (2),(3)	1.11%	1.05%	1.14%	1.04%	1.09%
Return on average shareholders' equity (2),(3)	14.39	13.31	14.46	13.27	13.97
Net interest margin (1),(2)	4.00	3.98	3.82	3.44	3.83
Average equity to average assets	7.71	7.91	7.87	7.84	7.83

Credit Analysis
Net charge-offs	$(18)	$35	$(20)	$(29)	$(32)
Net charge-offs to average loans	(0.01)%	0.02%	(0.01)%	(0.02)%	--%
Loan loss provision	$150	$150	$--	$--	$300
Allowance to loans at end of period	0.82%	0.85%	0.87%	0.92%
Nonperforming assets	$2,557	$2,325	$3,045	$3,225
Nonperforming assets to loans and other real estate owned at end of period	0.32%	0.31%	0.43%	0.48%
Nonaccrual loans and accruing loans 90 days or more past due to loans outstanding at end of period	0.08	0.09	0.16	0.18

Per Share Common Stock (A)
Net income diluted	$0.25	$0.23	$0.24	$0.22	$0.94
Net income basic	0.25	0.23	0.25	0.22	0.95
Cash dividends declared	0.13	0.13	0.13	0.13	0.52
Book value per share	6.77	6.90	6.71	6.75

(A) Reflects 10% stock dividend paid as a stock split effective August 1, 2003.

(1) Calculated on a fully taxable equivalent basis using amortized cost.

(2) These ratios are stated on an annualized basis and are not necessarily indicative of ratios which may be expected for the entire year.

(3) The calculation of ROA and ROE do not include the mark-to-market unrealized gains (losses), because the unrealized gains (losses) are not included in net income.

CONSOLIDATED QUARTERLY FINANCIAL DATA (Unaudited) (continued)
SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES

(Dollars in thousands)

SECURITIES	June 30, 2004	December 31, 2003	June 30, 2003

Mortgage-backed	$1,080	$--	$10,949
Securities Trading	1,080	--	10,949

U.S. Treasury and U. S. Government Agencies	20,527	1,002	6,585
Mortgage-backed	451,601	477,018	451,109
Other securities	5,626	6,203	6,154
Securities Available for Sale	477,754	484,223	463,848

U.S. Treasury and U. S. Government Agencies	4,998	4,998	4,997
Mortgage-backed	69,427	73,585	105,598
Obligations of states and political subdivisions	2,231	2,283	3,125
Securities Held for Investment	76,656	80,866	113,720
Total Securities	$555,490	$565,089	$588,517

LOANS	June 30, 2004	December 31, 2003	June 30, 2003

Real estate construction	$147,780	$107,315	$83,871
Real estate mortgage	516,025	470,391	444,492
Installment loans to individuals	78,529	84,512	79,295
Commercial and financial	46,751	46,310	43,034
Other loans	259	264	799
Total Loans	$789,344	$708,792	$651,491

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AVERAGE BALANCES, YIELDS AND RATES (Unaudited)
SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES

	2004				2003
	Second Quarter	First Quarter			Second Quarter
	Average	Yield/	Average	Yield/	Average	Yield/
(Dollars in thousands)	Balance	Rate	Balance	Rate	Balance	Rate

Assets
Earning assets:
Securities:
Taxable	$562,030	3.37%	$ 546,639	3.30%	$ 555,142	2.68%
Nontaxable	2,181	7.89	2,182	7.88	2,980	8.05
Total Securities	564,211	3.39	548,821	3.32	558,122	2.71

Federal funds sold and other
short-term investments	11,219	0.97	15,150	0.96	6,769	1.19

Loans, net	762,092	6.23	730,308	6.37	671,740	7.00

Total Earning Assets	1,337,522	5.00	1,294,279	5.02	1,236,631	5.03

Allowance for loan losses	(6,339)		(6,200)		(6,542)
Cash and due from banks	38,348		36,985		47,638
Premises and equipment	17,365		16,969		16,339
Other assets	14,360		14,324		11,687

	$1,401,256		$ 1,356,357		$ 1,305,753

Liabilities and Shareholders' Equity
Interest-bearing liabilities:
NOW (including Super NOW)	$78,409	0.46%	$ 74,402	0.46%	$ 66,854	0.58%
Savings deposits	162,803	0.51	159,594	0.51	150,818	0.55
Money market accounts	326,922	0.75	293,111	0.66	283,526	0.79
Time deposits	357,155	2.20	368,584	2.34	375,143	2.78
Federal funds purchased and securities sold under agreements to repurchase	69,184	0.84	79,989	0.85	62,430	0.83
Other borrowings	39,926	3.27	39,962	3.04	65,000	4.49

Total Interest-Bearing Liabilities	1,034,399	1.30	1,015,642	1.34	1,003,771	1.73

Demand deposits (noninterest-bearing)	252,435		228,526		196,451
Other liabilities	6,346		4,839		4,406
Total Liabilities	1,293,180		1,249,007		1,204,628

Shareholders' equity	108,076		107,350		101,125

	$1,401,256		$ 1,356,357		$ 1,305,753

Interest expense as a % of earning assets		1.00%		1.05%		1.40%
Net interest income as a % of earning assets		4.00		3.98		3.63

(1)

 On a fully taxable equivalent basis.  All yields and rates have been computed on an annualized basis using amortized cost.  Fees on loans have been included in interest on loans.  Nonaccrual loans are included in loan balances.

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